WOLLMUTH MAHER & DEUTSCH LLP
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TELEPHONE (212) 382-3300
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05007688

April 21, 2005


SEC MAIL PROCESSING
RECEIVED
APR 22 2005
WASH. D.C. 185 SECTION

SUPPL

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of one (1) announcement released to the London Stock Exchange on April 12, 2005.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: Debra M. Burg
Debra M. Burg
Authorized Representative

Enclosures

PROCESSED
MAY 13 2005
THOMSON
FINANCIAL

Issued: Tuesday, 12 April 2005

## QUARTER 4 TRADING STATEMENT 2004/05

UK Retail Sales for the 13 weeks to 2 April 2005 are shown below. Given that the 2003/04 financial year was for a 53-week trading period, the figures have been produced both on a financial accounting basis and, to avoid distortion, on a comparable trading week basis.

### COMPARABLE TRADING WEEK BASIS

| | Actual % on Last Year | | | Like for Like % on Last Year | | |
|---|---|---|---|---|---|---|
| | Q3 | **Q4** | Full Year | Q3 | **Q4*** | Full Year |
| **Clothing** | -4.4 | **-3.4** | -3.2 | | | |
| **Home** | -25.2 | **-22.8** | -21.3 | | | |
| **Total Clothing & Home** | -7.2 | **-5.6** | -5.3 | -8.5 | **-6.7** | -7.0 |
| **Food** | 1.6 | **1.2** | 2.3 | -2.9 | **-3.0** | -2.8 |
| **Total** | -3.6 | **-2.3** | -2.0 | -6.0 | **-4.9** | -5.1 |

### FINANCIAL ACCOUNTING BASIS

| | Actual % on Last Year | | | Like for Like % on Last Year | | |
|---|---|---|---|---|---|---|
| | Q3 | **Q4** | Full Year | Q3 | **Q4** | Full Year |
| **Clothing** | -3.1 | **-5.9** | -3.1 | | | |
| **Home** | -24.6 | **-24.8** | -21.4 | | | |
| **Total Clothing & Home** | -6.0 | **-8.0** | -5.2 | -7.4 | **-9.2** | -7.0 |
| **Food** | 1.9 | **1.3** | 2.4 | -2.5 | **-3.1** | -2.6 |
| **Total** | -2.8 | **-3.7** | -1.9 | -5.3 | **-6.3** | -5.1 |

** includes the impact of Easter and the mid- season sale. This is estimated to be a benefit of 0.5% in both Food and Total Clothing & Home.*

While the trading environment remains difficult, we continue to focus on delivering better quality, value and styling to our customers. Footfall and clothing volumes are up for the full year. Overall, Food sales are growing and market share has been maintained. While like-for-like Food sales in our major city centre stores have declined, sales at Simply Food and Food sales out-of-town remain strong.

Our mid-season sale started as planned earlier than last year due to the timing of Easter. Stocks are clean. Stock control remains a key priority for the business and total forward commitments are now over 30% down on last year.

We now expect that profit before tax and exceptional items for 04/05 will be in the range of £610-625m.

Stuart Rose, Chief Executive said: "The trading environment continues to be difficult. The Company is going through substantial change and we believe we are making progress tackling the underlying issues that we face."

Guidance for 2005/06 is as follows:

- Group capital expenditure for 2005/06 will be in the range of £300-350m.
- The planned opening of new footage will add c1.2% to general merchandise and c3.3% to food, on a weighted average basis.
- We are on-track to deliver £120m to the bought-in margin (and £140m for 06/07) as previously announced.
- Operating costs, including logistics, are expected to increase by less than 1.0%. Cost savings are expected to offset underlying cost inflation, cost of annualised new footage and an anticipated c8% increase in rates (reflecting the five yearly step change in rateable valuations along with the annual increase in UBR). This guidance excludes a provision for bonus.
- We expect profits from our financial services business for 05/06, including the income from our relationship with HSBC where systems transition and card replacement costs for chip and pin will depress profits in the short-term, to be around £15m.
- The Group will give guidance on the impact of International Financial Reporting Standards on 24 May 2005.



**Contacts:**

Investor Relations:
Amanda Mellor +44 (0) 20 8718 3604
Sarah McGlyne +44 (0) 20 8718 1563

Corporate Press Office: +44 (0) 20 8718 1919

**Investors & Analysts Conference Call:**

This will be hosted by Stuart Rose at 07.25 (GMT) on Tuesday 12 April 2005.
Dial in number: +44 (0) 20 7162 0180

A recording of this call will be available until Tuesday 19 April 2005.
Dial in number: +44 (0) 20 7031 4064
Access Code: 654960